Mail Stop 3561

April 7, 2009

Raymond L. Arthur
Chief Financial Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

> **Re:** **The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed May 1, 2008**
> **File No. 001-03381**

Dear Mr. Arthur:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director